Exhibit 99.2

Independent Auditor’s Report and Consolidated Financial Statements

December 31, 2015 and 2014

Independent Auditor’s Report

To the Shareholders of Turquoise Hill Resources Ltd.

We have completed an integrated audit of Turquoise Hill Resources Ltd.’s December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2015 and an audit of its December 31, 2014 consolidated financial statements. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Turquoise Hill Resources Ltd., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014 and the consolidated statements of income (loss), comprehensive income (loss), cash flows and equity for the years ended December 31, 2015 and December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. as at December 31, 2015, December 31, 2014 and January 1, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Turquoise Hill Resources Ltd.’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Turquoise Hill Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, British Columbia

March 17, 2016

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2015	2014

Continuing operations
Revenue	4	$1,634,762	$1,735,646
Cost of sales	5	(974,956)	(1,235,113)

Gross margin		659,806	500,533

Operating expenses	6	(452,539)	(375,850)
Corporate administration expenses		(17,193)	(22,588)
Other income (expenses)	7	(46,164)	12,246

Income before finance items and taxes		143,910	114,341

Finance items
Finance income	8	3,164	8,618
Finance costs	8	(8,354)	(14,679)

		(5,190)	(6,061)

Income from continuing operations before taxes		138,720	108,280

Income taxes	17	166,086	(51,001)

Income from continuing operations		304,806	57,279

Discontinued operations
Income (loss) after tax from discontinued operations	14	2,284	(297,163)

Income (loss) for the year		$307,090	$(239,884)

Attributable to owners of Turquoise Hill Resources Ltd.		313,303	26,929
Attributable to owners of non-controlling interests		(6,213)	(266,813)

Income (loss) for the year		$307,090	$(239,884)

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$340,654	$198,829
Discontinued operations		(27,351)	(171,900)

		$313,303	$26,929

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.17	$0.10
Discontinued operations		(0.01)	(0.09)

Income		$0.16	$0.01

Basic weighted average number of shares outstanding (000’s)		2,012,306	1,976,438

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,

	2015	2014

Income (loss) for the year	$307,090	$(239,884)

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Losses on revaluation of available for sale investments (Note 19)	(6,940)	(27,363)
Losses on revaluation of available for sale investments transferred to the statement of income (loss) (Note 19)	11,431	265

Other comprehensive income (loss) for the year (a)	$4,491	$(27,098)

Total comprehensive income (loss) for the year	$311,581	$(266,982)

Attributable to owners of Turquoise Hill	$317,794	$77
Attributable to owners of non-controlling interests	(6,213)	(267,059)

Total comprehensive income (loss) for the year	$311,581	$(266,982)

(a)	No tax charges and credits arose on items recognized as other comprehensive income or loss in 2015 (2014: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2015	2014

Cash generated from operating activities before interest and tax	21	$650,518	$718,543

Interest received		2,289	15,522
Interest paid		(3,676)	(19,797)
Income and other taxes paid		(66,650)	(17,398)

Net cash generated from operating activities		582,481	696,870

Cash flows from investing activities
Proceeds from sale of discontinued operations	14	11,867	-
Proceeds from sale and redemption of financial assets		20,023	115,000
Expenditures on property, plant and equipment		(116,211)	(242,175)
Proceeds from sales of mineral property rights and other assets		1,237	10,142
Other investing cash flows		1,645	-

Cash used in investing activities of continuing operations		(81,439)	(117,033)
Cash used in investing activities of discontinued operations		(114)	(4,406)

Cash used in investing activities		(81,553)	(121,439)

Cash flows from financing activities
Payment of project financing fees	11	(26,263)	-
Proceeds from bridge funding facility	15	-	62,373
Repayment of interim and bridge funding facilities	15	-	(2,191,635)
Proceeds from credit facilities	15	-	143,826
Repayment of credit facilities	15	-	(90,000)
Issue of share capital	18	34	2,288,664

Cash (used in) from financing activities of continuing operations		(26,229)	213,228
Cash from (used in) financing activities of discontinued operations		3,500	(98)

Cash (used in) from financing activities		(22,729)	213,130

Effects of exchange rates on cash and cash equivalents		(864)	(130)

Net increase in cash and cash equivalents		477,335	788,431

Cash and cash equivalents - beginning of year		$866,543	$78,112
Cash and cash equivalents - end of year		1,343,878	866,543
Less cash and cash equivalents classified in current assets held for sale		-	(3,788)

Cash and cash equivalents as presented on the statement of financial position		$1,343,878	$862,755

 The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

	Note	December 31, 2015	December 31, 2014	January 1, 2014
Current assets
Cash and cash equivalents	9	$1,343,878	$862,755	$78,112
Inventories	10	321,409	396,782	844,510
Trade and other receivables		12,210	14,519	4,853
Prepaid expenses and other assets	11	53,375	76,903	105,088
Due from related parties	23	3,623	7,864	5,070
Assets held for sale	14	-	229,489	-

		1,734,495	1,588,312	1,037,633

Non-current assets
Property, plant and equipment	12	6,319,983	6,597,395	7,209,453
Inventories	10	539	52,757	21,229
Deferred income tax assets	17	165,000	-	-
Financial assets	13	20,078	60,553	370,471

		6,505,600	6,710,705	7,601,153

Total assets		$8,240,095	$8,299,017	$8,638,786

Current liabilities
Borrowings and other financial liabilities	15	-	-	2,145,093
Trade and other payables		166,766	185,852	280,395
Deferred revenue		72,004	140,135	107,796
Payable to related parties	23	34,801	53,784	247,692
Liabilities held for sale	14	-	120,871	-

		273,571	500,642	2,780,976

Non-current liabilities
Borrowings and other financial liabilities	15	13,574	14,086	108,866
Deferred income tax liabilities	17	52,916	122,820	91,380
Decommissioning obligations	16	104,421	93,004	118,562

		170,911	229,910	318,808

Total liabilities		444,482	730,552	3,099,784

Equity
Share capital	18	11,432,122	11,432,060	9,150,621
Contributed surplus		1,555,774	1,555,721	1,551,466
Accumulated other comprehensive income (loss)	19	(14)	(4,505)	22,347
Deficit		(4,473,360)	(4,788,340)	(4,815,269)

Equity attributable to owners of Turquoise Hill		8,514,522	8,194,936	5,909,165
Attributable to non-controlling interests	20	(718,909)	(626,471)	(370,163)

Total equity		7,795,613	7,568,465	5,539,002

Total liabilities and equity		$8,240,095	$8,299,017	$8,638,786

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 15, 2016 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income (loss) for the year	-	-	-	313,303	313,303	(6,213)	307,090
Comprehensive income for the year	-	-	4,491	-	4,491	-	4,491
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	62	53	-	-	115	-	115
Other decrease in non-controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)

Closing balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Year Ended December 31, 2014	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$9,150,621	$1,551,466	$22,347	$(4,815,269)	$5,909,165	$(370,163)	$5,539,002

Income (loss) for the year	-	-	-	26,929	26,929	(266,813)	(239,884)
Comprehensive loss for the year	-	-	(26,852)	-	(26,852)	(246)	(27,098)
Equity issued for rights offering (Note 18), net of share issue costs of $79,775	2,281,175	-	-	-	2,281,175	-	2,281,175
Equity issued to holders of non-controlling interests	-	1,824	-	-	1,824	10,531	12,355
Employee share options	264	2,431	-	-	2,695	220	2,915

Closing balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on March 15, 2016. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at December 31, 2015.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are the Company’s first consolidated financial statements prepared in accordance with IFRS.

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available information about the future, which is at least, but is not limited to, twelve months from December 31, 2015.

The accounting policies applied in these consolidated financial statements are based on IFRS issued by the IASB. An explanation of how the transition to IFRS has affected the reported equity and comprehensive income (loss) of the Company previously reported in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), is provided in Note 27.

(b)	Use of estimates and judgments

The preparation of financial statements requires management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ materially from the amounts included in the consolidated financial statements as the result of changes to the assumptions and inputs upon which estimates and judgments are based.

Significant estimates and judgments used in the preparation of these consolidated financial statements include: reserves and resources; recoverable amount of property, plant and equipment; depletion and depreciation of property, plant and equipment; decommissioning obligations; deferred stripping; income taxes; and the net realizable value of inventories.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

Estimates and judgments that are not explained elsewhere in these consolidated financial statements, which could result in a material effect in the next financial year on the carrying amounts of assets and liabilities, are outlined below.

Reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in National Instrument 43-101). Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform when required, formal assessments of the recoverable amount of property, plant and equipment; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment.

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs of disposal (“FVLCD”). FVLCD is usually estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans. Inputs used in the discounted cash flow represent management’s best estimate of what an independent market participant would consider appropriate, and include an assessment of commodity price forecasts and discount rate derived from market data relating to a range of industry participants.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in property, plant and equipment.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis.

Significant judgment is involved in the determination of the useful lives and residual values of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or deprecation.

Decommissioning obligations

The estimate of decommissioning obligations is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgments including: estimating the amount of future reclamation costs and their timing, risk-free inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of deferred income tax assets and deferred income tax liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

The Company computes the provision for deferred income taxes under the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes deferred tax assets for unused tax losses, tax credits and deductible temporary differences, only to the extent it is probable that future taxable profits will be available against which they can be utilized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	Use of estimates and judgments (continued)

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether the Company is more likely than not able to benefit from these tax losses. Changes in economic conditions, metal prices, timing of taxable income streams and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the statement of financial position date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow over the planned processing timeframe for such ore. Evaluating net realizable value requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing, and associated costs.

(c)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries, together with the Company’s share of associates accounted for as described below.

All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries and associates to bring their accounting policies into line with those used by the Company.

(i)	Subsidiaries

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity that significantly affects its returns (“the relevant activities”), has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all wholly-owned subsidiaries. The following table illustrates the Company’s method of accounting for its interests in an operating subsidiary where the Company holds less than a 100% voting or economic interest:

Entity	Percent of equity interests owned at December 31, 2015	Method at December 31, 2015

Oyu Tolgoi LLC	66.0%	Consolidation

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Basis of consolidation (continued)

The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income and loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when right to repayment of the interest becomes probable.

(ii)	Associates

An associate is an entity that is neither controlled nor jointly controlled by the Company, but over which the Company has significant influence. Significant influence is presumed to exist where there is neither control nor joint control and the Company has over 20 per cent of the voting rights, unless it can be clearly demonstrated that this is not the case. Significant influence can also arise where the Company holds fewer than 20 per cent of the voting rights if it has the power to participate in the financial and operating policy decisions affecting the entity. Investments in associates are accounted for using the equity method of accounting. For all associates, the carrying value will include any long term debt interests that in substance form part of the Company’s net investment.

Under the equity method of accounting, the investment is recorded initially at cost to the Company. In subsequent periods the carrying amount of the investment is adjusted to reflect the Company’s share of the associate’s retained post-acquisition profit or loss and other comprehensive income. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

(d)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial position and non-monetary assets and liabilities are translated at the time of acquisition or

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(d)	Currency translation and foreign exchange (continued)

issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income (loss) during the year.

(e)	Sales revenue

The Company’s primary source of revenue is from the sale of concentrate containing copper, gold and silver. Sales revenue is only recognized on individual sales when all of the following criteria are met:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the product;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the sale will flow to the Company; and
•	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied and sales revenue recognized when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Sales revenue is commonly subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and subsequently adjusted.

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the provisionally priced metal is marked to market based on the forward selling price for the quotation period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The marking to market of the embedded derivative is classified as a component of sales revenue.

Mining royalties are included in operating expenses.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(f)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine has been given, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Deferred stripping (continued)

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•	it must be possible to identify the “component” of the ore body for which access has been improved; and
•	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the life of component ratio.

The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the life of the components benefited. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment and are amortized on a units of production basis over the useful life of the component that has been made more accessible as a result of the stripping activity. Amortization of deferred stripping costs is included as a cost of production in the period.

(i)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter and there is no alternative use for the asset.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(i)	Depreciation and depletion (continued)

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the metal content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proved and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight line basis. Depreciation commences when an asset is available for use.

(j)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and fair value less costs of disposal (“FVLCD”).

The value in use is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, closure, restoration and environmental

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(j)	Impairment of non-current assets (continued)

clean-up, which for FVLCD purposes management believe approximate those of a market participant. Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(k)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within Finance costs in the consolidated statement of income (loss).

(l)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(l)	Inventories (continued)

and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed within the 12 months after the consolidated statement of financial position date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing of such ore.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

(m)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statement of income (loss) except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(m)	Taxation (continued)

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(n)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(o)	Cash and cash equivalents

For the purposes of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(p)	Financial instruments

(i)	Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale or held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired.

Management determines the classification of the Company’s non-derivative financial assets at initial recognition. The Company has no financial assets designated at fair value through profit or loss or held-to-maturity.

a)	Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Company may not recover substantially all of its investment for reasons other than credit

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(p)	Financial instruments (continued)

(i)	Financial assets (continued)

deterioration, which are classified as available for sale. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

b)	Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale debt instruments, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in accumulated other comprehensive income is transferred to the consolidated statement of income (loss).

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is “significant” or “prolonged” based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the company invested in operates. Impairment losses are recorded in the consolidated statement of income (loss).

(ii)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding embedded derivatives) are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received for borrowings and other financial liabilities (net of transaction costs) and the redemption value is recognized in the consolidated statement of income (loss) over the period to maturity using the effective interest method.

(iii)	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed in the consolidated statement of income (loss). Derivatives are subsequently re-measured at their fair value at each consolidated statement of financial position date with changes in fair value recognized in the consolidated statement of income (loss).

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Share based payments

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan.

The fair value of stock options at the date of grant is charged to operations over the vesting period, with an offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The PSUs and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(r)	Issued rights

Rights to acquire equity instruments for a fixed amount of any currency are accounted for as equity instruments if they are issued on a pro rata basis to existing owners of the same class of non-derivative equity instruments.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi with its copper-gold mine in southern Mongolia.

(t)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2015, and have not been applied in preparing these consolidated financial statements. The following standards may have a potential effect on the consolidated financial statements of the Company:

(i)	IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	New standards and interpretations not yet adopted (continued)

measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segments - continuing operations

	Year Ended December 31, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,634,762	$-	$1,634,762
Cost of sales	(974,956)	-	(974,956)

Gross margin	659,806	-	659,806

Operating expenses	(442,603)	(9,936)	(452,539)
Corporate administration expenses	-	(17,193)	(17,193)
Other income (expenses)	4,069	(50,233)	(46,164)

Income (loss) before finance items and taxes	221,272	(77,362)	143,910

Finance items
Finance income	902	2,262	3,164
Finance costs	(458,411)	450,057	(8,354)

Income (loss) from continuing operations before taxes	$(236,237)	$374,957	$138,720

Provision for income and other taxes	164,868	1,218	166,086

Income (loss) from continuing operations	$(71,369)	$376,175	$304,806

Depreciation and depletion	$356,144	$99	$356,243
Capital additions (Note 12)	$136,255	$-	$136,255
Total assets	$6,975,751	$1,264,344	$8,240,095
Net increase (decrease) in cash	$(32,794)	$510,129	$477,335

(a)

During the year ended December 31, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from customers in excess of 10% of Oyu Tolgoi’s revenue was $341.8 million, $318.4 million, $241.3 million, $187.1 million and $171.9 million (December 31, 2014 - $510.6 million, $377.9 million and $303.6 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segments - continuing operations (continued)

	Year Ended December 31, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,735,646	$-	$1,735,646
Cost of sales	(1,235,113)	-	(1,235,113)

Gross margin	500,533	-	500,533

Operating expenses	(437,351)	61,501	(375,850)
Corporate administration expenses	-	(22,588)	(22,588)
Other income (expenses)	-	12,246	12,246

Income (loss) before finance items and taxes	63,182	51,159	114,341

Finance items
Finance income	2,260	6,358	8,618
Finance costs	(470,117)	455,438	(14,679)

Income (loss) from continuing operations before taxes	$(404,675)	$512,955	$108,280

Provision for income and other taxes	(841)	(50,160)	(51,001)

Income (loss) from continuing operations	$(405,516)	$462,795	$57,279

Depreciation and depletion	$392,733	$563	$393,296
Capital additions (Note 12)	$119,766	$433	$120,199
Total assets	$7,254,828	$814,700	$8,069,528
Net increase in cash	$94,270	$694,161	$788,431

4.	Revenue

	Year Ended December 31,
	2015	2014

Copper-gold concentrate
Copper	$829,601	$1,067,010
Gold	788,949	650,417
Silver	16,212	18,219

	$1,634,762	$1,735,646

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

5.	Cost of sales

	Year Ended December 31,
	2015	2014

Production and delivery	$630,413	$849,789
Depreciation and depletion	344,543	385,324

	$974,956	$1,235,113

6.	Operating expenses by nature

	Year Ended December 31,
	2015	2014

Oyu Tolgoi administration expenses (a)	$167,235	$199,740
Royalty expenses (b)	120,795	91,512
Impairment and write downs (c)	103,236	33,926
Selling expenses	24,762	31,674
Care and maintenance and underground remobilization costs (d)	23,280	4,103
Depreciation	11,700	7,972
Other	1,531	6,923

	$452,539	$375,850

(a)

Oyu Tolgoi administration expenses in the year ended December 31, 2015 includes a charge of $22.1 million for settlement of amounts not previously paid or provided for in relation to a Mongolian tax assessment (the “Tax Act”) received by Oyu Tolgoi in June 2014. Settlement followed signature of the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) on May 18, 2015.

(b)

Royalty expenses during the year ended December 31, 2015 include an adjustment of $14.5 million made for recalculation of royalties payable to the government of Mongolia relating to previous years, following signature of the UDP on May 18, 2015.

(c)	Write downs include adjustments to the carrying value of non-current copper-gold stockpile inventories, and materials and supplies; refer to Note 10.

(d)	Remobilization costs include pre-start activities underway on the underground project.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.	Other income (expenses)

	Year Ended December 31,
	2015	2014

Gain on sale of mineral property rights	$-	$15,065
Realized losses on disposal of available for sale investments (Notes 13 and 19)	(11,431)	-
Foreign exchange gains	3,137	6,861
Write off of property, plant and equipment (a)	(36,794)	-
Other, including exploration and evaluation	(1,076)	(9,680)

	$(46,164)	$12,246

(a)

Following signature of the UDP, a net smelter royalty, purchased in 2003 from BHP Billiton and included in property, plant and equipment at a carrying value of $36.8 million, was written off as the Company conceded that it has no entitlement to receive payment.

8.	Finance income and finance costs

	Year Ended December 31,
	2015	2014

Finance income:
Interest income on bank deposits and short-term liquid investments	$3,164	$4,982
Realized gains on foreign currency forward contracts	-	2,572
Other finance income	-	1,064

	$3,164	$8,618

Finance costs:
Interest expense and similar charges	$(4,616)	$(7,729)
Accretion of decommissioning obligations (Note 16)	(3,738)	(6,950)

	$(8,354)	$(14,679)

9.	Cash and cash equivalents

	December 31,	December 31,	January 1,
	2015	2014	2014

Cash on hand and demand deposits	$273,949	$141,271	$78,112
Short-term liquid investments (a)	1,069,929	721,484	-

	$1,343,878	$862,755	$78,112

(a)	At December 31, 2015, short-term liquid investments of $740.5 million (December 31, 2014 - $711.5 million) have been placed with Rio Tinto (refer to Note 23).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Inventories

	December 31,	December 31,	January 1,
	2015	2014	2014

Current
Copper-gold concentrate	$66,716	$142,242	$533,895
Copper-gold stockpiles	38,905	11,596	7,529
Materials and supplies	259,521	274,320	309,620
Coal stockpiles	-	-	8,305
Provision against carrying value of materials and supplies	(43,733)	(31,376)	(14,839)

	$321,409	$396,782	$844,510

Non-current
Copper-gold stockpiles	$124,621	$159,246	$118,497
Provision against carrying value	(124,082)	(106,489)	(97,268)

	$539	$52,757	$21,229

During the year ended December 31, 2015, $975.0 million (December 31, 2014 - $1,235.1 million) of inventory was charged to cost of sales (Note 5) and $8.4 million (December 31, 2014 - $70.7 million) of inventory was transferred to income (loss) after tax from discontinued operations (Note 14).

During the year ended December 31, 2015, total charges of $103.2 million (December 31, 2014 - $25.8 million) relating to inventory write off and increase in provision against carrying value were recognized in the consolidated statement of income (loss). It was determined that low grade copper-gold stockpiles would no longer be recognized due to prevailing commodity prices, resulting in an amount of $73.3 million, including amounts that had previously been fully provided against, being written off during the year ended December 31, 2015.

11.	Prepaid expenses and other deposits

	December 31,	December 31,	January 1,
	2015	2014	2014

Mongolian tax prepayments (Note 13 (a))	$20,758	$60,000	$-
Prepaid expenses and other deposits (a)	32,617	16,903	33,378
Standby purchaser fee prepayment (Note 18 (c))	-	-	71,710

	$53,375	$76,903	$105,088

(a)	As at December 31, 2015, prepaid expenses include $26.3 million relating to fees paid on signature of the Oyu Tolgoi project finance facility on December 14, 2015 (see Note 15(c)).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

12.	Property, plant and equipment

	Oyu Tolgoi

Year Ended December 31, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	49,561	156	86,538	-	136,255
Depreciation for the year	(112,386)	(265,535)	-	(92)	(378,013)
Disposals and write offs	(36,794)	(1,958)	-	-	(38,752)
Transfers and other movements	-	64,415	(61,313)	(4)	3,098

December 31, 2015	$848,753	$3,493,017	$1,977,997	$216	$6,319,983

Cost	1,079,559	4,277,529	1,977,997	3,783	7,338,868
Accumulated depreciation	(230,806)	(784,512)	-	(3,567)	(1,018,885)

December 31, 2015	$848,753	$3,493,017	$1,977,997	$216	$6,319,983

	Oyu Tolgoi

Year Ended December 31, 2014	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2014	$984,017	$3,856,856	$1,961,714	$406,866	$7,209,453
Additions	24,788	9,092	86,318	8,351	128,549
Depreciation for the year	(60,433)	(253,198)	-	(33,218)	(346,849)
Impairments charges	-	-	(8,170)	(277)	(8,447)
Disposals and write offs	-	(3,901)	-	(799)	(4,700)
Transfers and other movements	-	87,090	(87,090)	-	-
Transfer to assets held for sale	-	-	-	(380,611)	(380,611)

December 31, 2014	$948,372	$3,695,939	$1,952,772	$312	$6,597,395

Cost	1,066,998	4,216,137	1,952,772	3,783	7,239,690
Accumulated depreciation	(118,626)	(520,198)	-	(3,471)	(642,295)

December 31, 2014	$948,372	$3,695,939	$1,952,772	$312	$6,597,395

As at the date on which the Oyu Tolgoi project finance facility was signed (December 14, 2015), a substantial part of the non-current assets related to Oyu Tolgoi were deemed to be pledged. However, as at December 31, 2015, no amounts under the project financing facility have been drawn down.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13. Financial assets

	December 31, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (a)	$-	$19,886	$157,983
Available for sale investments (b)	18,902	34,325	70,254
Mongolian treasury bill (c)	-	-	109,294
Interests in joint ventures (d)	-	-	24,205
Other	1,176	6,342	8,735

	$20,078	$60,553	$370,471

(a)	Mongolian tax prepayments

The Company made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011, respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. During 2014, the Company reached an agreement with the Government of Mongolia to apply up to $5.0 million per month of the tax prepayments against Mongolian taxes owing since September 2013. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made. The Company initially recognized the tax prepayments at their fair value ($125.4 million) and subsequently carried them at amortized cost with interest income recognized in income using the effective interest method.

During the year ended December 31, 2015, the Company offset $60.0 million (2014 - $80.0 million) of tax prepayments against Mongolian taxes and recognized $0.9 million (2014 - $1.9 million) of interest income. The expected application against Mongolian taxes for the next 12 months of $20.8 million is recorded as current in Prepaid expenses and other deposits (Note 11).

The total prepayment outstanding at December 31, 2015 was $20.8 million and is recorded in the consolidated financial statements at amortized cost. The fair value of the outstanding prepayment at December 31, 2015 was $20.2 million (December 31, 2014: $75.4 million; January 1, 2014: $145.0 million). The fair value of the tax prepayments was estimated based on available public information regarding what market participants would consider paying for such investments.

(b)	Available for sale equity securities

	December 31, 2015				December 31, 2014				January 1, 2014

	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

SouthGobi Resources (i)	19.2%	$11,059	$3,398	$14,457	-	$-	$-	$-	-	$-	$-	$-
Entrée Gold Inc.	9.4%	4,723	(1,840)	2,883	9.4%	4,723	(2,283)	2,440	9.4%	4,723	(696)	4,027
Ivanhoe Mines Ltd. (ii)	0.5%	3,191	(1,661)	1,530	5.4%	34,057	(2,206)	31,851	6.4%	34,057	25,953	60,010
Other	-	50	(18)	32	-	50	(16)	34	-	5,710	507	6,217

		$19,023	$(121)	$18,902		$38,830	$(4,505)	$34,325		$44,490	$25,764	$70,254

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Financial assets (continued)

(b)	Available for sale equity securities (continued)

(i)	At December 31, 2015, the Company held 49.3 million Class A common shares of SouthGobi Resources Ltd. (“SouthGobi”) - see Note 14 for further information.

(ii)

At December 31, 2015, the Company held 0.4 million freely tradable Class A common shares (December 31, 2014 – 22.4 million, January 1, 2014 – 11.7 million) of Ivanhoe Mines Ltd. (“Ivanhoe”) and 3.0 million Class A common shares (December 31, 2014 – 14.7 million, January 1, 2014 – 25.4 million) that are subject to certain trading restrictions that are lifted on a portion every three months, with all the common shares becoming freely tradable by January 23, 2016.

In the year ended December 31, 2015, Turquoise Hill disposed of 33.7 million shares in Ivanhoe at a weighted average price of Cdn$0.74 per share resulting in a realized loss on disposal of $11.4 million.

(c)	Mongolian treasury bill

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

(d)	Interests in joint ventures

Interests in joint ventures comprise SouthGobi’s 40% investment in RDCC LLC. The investment in joint venture was classified as held for sale within the SouthGobi disposal group from July 29, 2014 to April 23, 2015, when SouthGobi ceased to be a consolidated subsidiary.

14.	Assets held for sale and discontinued operations

2014 sale and purchase agreement and impairment charge

During the third quarter of 2014, upon entering into an agreement to sell SouthGobi, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

Upon classification of SouthGobi as held for sale, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell (“FVLCS”). The Company consequently recorded an impairment charge of $210.2 million ($117.7 million after non-controlling interests) against property, plant and equipment (including deferred stripping balances recognized on transition to IFRS) within the disposal group for the year ended December 31, 2014.

The estimate of FVLCS giving rise to the impairment was based upon a quoted share price of Cdn$0.50 at December 31, 2014 and included adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Assets held for sale and discontinued operations (continued)

2015 impairment reversal

As a result of an increase in SouthGobi’s quoted share price prior to divestment on April 23, 2015, the Company recorded an impairment reversal of $73.6 million ($35.2 million after non-controlling interests) against property, plant and equipment. The estimate of FVLCS giving rise to the reversal of impairment was based upon a quoted share price of Cdn$0.90 at March 31, 2015 and included adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

Divestment to Novel Sunrise Investments Limited

On April 23, 2015, the Company completed the sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (“NSI”) at a price of Cdn$0.35 per common share. Cash proceeds of Cdn$8.5 million were received on completion, with a balance of Cdn$8.5 million received by the Company on August 4, 2015. A further 1.7 million shares were sold to NSI on June 3, 2015 at a price of Cdn$0.35 per common share.

A loss on sale of $20.2 million was recorded within discontinued operations, as a result of the price per share divested being below the quoted share price on which the estimate of FVLCS was based.

Income and cash flows of SouthGobi up to April 23, 2015 are presented as discontinued operations in the consolidated statements of income (loss) and the consolidated statements of cash flows, respectively.

Subsequent re-measurement and presentation

Following completion of the transactions with NSI, the Company’s remaining 22.6% investment in SouthGobi was classified as an investment in an associate and recognized within current assets held for sale at an initial carrying value of $36.2 million, being an estimate of FVLCS based on the quoted share price at April 23, 2015. Charges and credits relating to subsequent changes in the FVLCS of the investment in associate, based on the quoted stock price, were included within other expenses in discontinued operations, together with gains or losses arising from general market divestment and other adjustments for transactions relating to SouthGobi.

On November 30, 2015, the Company’s ownership reduced to 19.9% (51.5 million shares), following the acquisition of 11,957,738 SouthGobi shares by China Investment Corporation in satisfaction of the paid in kind component of interest accrued on a $250.0 million convertible debenture (Note 15(d)). SouthGobi ceased to be an investment in an associate within assets held for sale on November 30, 2015 and became an available for sale investment recognized within financial assets (Note 13).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Assets held for sale and discontinued operations (continued)

The Company continues to pursue a strategy of divesting its interest in SouthGobi through general market transactions.

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	December 31, 2015	December 31, 2014

Cash and cash equivalents	$-	$3,788
Inventories	-	31,256
Trade and other receivables	-	461
Prepaid expenses and other assets	-	4,194
Property, plant and equipment	-	163,216
Financial assets	-	26,574

Assets of disposal groups held for sale	$-	$ 229,489

Borrowings and other financial liabilities	-	2,301
Trade and other payables	-	10,324
Deferred revenue	-	11,898
Payable to related parties	-	771
Convertible credit facility	-	92,873
Decomissioning obligations	-	2,704

Liabilities of disposal groups held for sale	$-	$ 120,871

The net income (loss) reported in discontinued operations for all periods presented is as follows:

	Year Ended December 31,
	2015	2014

Revenue	$2,392	$28,872
Cost of sales	(8,364)	(70,687)
(Write down) / reversal of write down of property, plant and equipment	73,638	(210,243)
Loss on sale of discontinued operations	(20,167)	-
Other expenses (a)	(45,215)	(45,105)

Income (loss) after tax from discontinued operations	$2,284	$(297,163)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Assets held for sale and discontinued operations (continued)

(a)

Other expenses in the year ended December 31, 2015 include a charge of $23.9 million relating to changes in fair value less cost to sell of the Company’s investment in SouthGobi from April 23, 2015 to November 30, 2015.

15.	Borrowings and other financial liabilities

	December 31, 2015	December 31, 2014	January 1, 2014

Current
Interim funding facilities (a)	$-	$-	$1,789,787
Bridge funding facilities (a)	-	-	339,475
Interest payable	-	-	15,831

	$-	$-	$2,145,093

Non-current
Capital lease payable	$13,574	$14,086	$14,564
Convertible debenture (d)	-	-	94,302

	$13,574	$14,086	$108,866

(a)	Interim and bridge funding facilities

All amounts owing under the Interim and Bridge funding facilities provided by Rio Tinto to the Company were repaid by January 14, 2014 with proceeds from the 2013 rights offering (Note 18(c)). The facilities were then cancelled.

(b)	Revolving credit facility

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million facility signed on February 24, 2014 which matured on February 24, 2015. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility matures on March 19, 2016. At December 31, 2015, no amounts had been drawn down on the facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(c)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia (“Export Credit Agencies”), along with 15 commercial banks (the “Commercial Banks”).

The facility consists of the following components:

Facility	Amount	Term	Annual interest rate
			Pre-completion	Post-completion
Commercial Banks - A Loan	$0.8 billion	15 years	LIBOR + 3.78%	LIBOR + 4.78%
Export Credit Agencies Loan	$0.9 billion	14 years	LIBOR + 3.65%	LIBOR + 4.65%
	$0.4 billion	13 years	US Ex-Im at fixed rate of Commercial Interest Reference Rate based on US Treasury rates; determined at time of first disbursement
MIGA Insured Loan	$0.7 billion	12 years	LIBOR + 2.65%	LIBOR + 3.65%
Commercial Banks - B Loan	$1.6 billion	12 years	LIBOR + 3.4%	LIBOR + 4.4%
Includes $50 million 15-year loan at A Loan rate

Draw down of the $4.4 billion facility by Oyu Tolgoi is subject to satisfaction of certain conditions precedent and to approval of a formal ‘notice to proceed’ by the boards of Turquoise Hill, Rio Tinto plc and Oyu Tolgoi. Steps prerequisite to the boards’ approval comprise: completion of the 2015 feasibility study, including the updated capital estimate; and securing all necessary permits for the development of the underground mine. Net proceeds from the project finance facility shall be used by Oyu Tolgoi to pay down shareholder loans payable to Turquoise Hill and will be available to be re-drawn by Oyu Tolgoi for the development of the underground mine.

The parties to the project finance facility have agreed to a total debt cap of $6.0 billion for Oyu Tolgoi, providing potential for a further $1.6 billion of supplemental debt in the future.

As part of the project finance agreements, Rio Tinto plc has agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, Oyu Tolgoi and Turquoise Hill have agreed to pay Rio Tinto (as defined in Note 23) a fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(c)	Project finance facility (continued)

Following successful fulfilment of completion tests, as outlined in the project finance facility, the Rio Tinto CSU will terminate and the facility interest rates will shift to post-completion rates. The project financing facility provides for interest only payments for the first five years and is then structured on a stepped amortization schedule for the remaining life of the facility.

As part of the project finance agreements, Turquoise Hill has agreed to provide a guarantee, known as the sponsor debt service undertaking (“the Sponsor DSU”) in favour of Rio Tinto, the Bank Syndicate and the Export Agencies and agents representing such lenders, whereby Turquoise Hill will guarantee to the finance parties payment of principal, interest and fees owed by Oyu Tolgoi to the senior lenders under the project financing payable prior to completion. The obligations of Turquoise Hill under the Sponsor DSU terminate upon the earliest of (i) completion of the project, (ii) the termination of the Sponsor DSU as a result of the occurrence of certain force majeure circumstances (described in the agreements as suspensive events), and (iii) the date on which all senior debt obligations have been irrevocably and unconditionally paid or discharged and the commitments have terminated or expired.

In connection with the project finance facility and in consideration of Rio Tinto’s CSU, Turquoise Hill has entered into a number of agreements with Oyu Tolgoi and Rio Tinto which contain provisions that may be triggered in the event of default or similar circumstances. These provisions include, among other covenants and restrictions: the right by Rio Tinto to require that Turquoise Hill effect an equity contribution by private placement of Turquoise Hill shares to Rio Tinto, or a rights offering similar in form and structure to the rights offering which closed in January 2014; and the right by Rio Tinto to require that Oyu Tolgoi borrow funds from Rio Tinto or an alternate third party senior lender in order to repay amounts due and owing to the Bank Syndicate and the Export Credit Agencies.

In addition, Turquoise Hill has appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with the net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, has agreed to guarantee the obligations of the service provider under this agreement.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(d)	Convertible debenture

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million with an interest coupon of 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in the common shares of SouthGobi). Pursuant to the convertible debenture’s terms, on March 29, 2010, SouthGobi exercised its right to call for conversion of $250.0 million of the convertible debenture into 21.5 million shares.

	December 31, 2015	December 31, 2014	January 1, 2014

Principal amount of convertible debenture	$-	$250,000	$250,000

(Deduct) add:
Transaction costs	-	(2,801)	(2,801)
Bifurcation of embedded derivative liability	-	(156,646)	(156,646)
Accretion of discount	-	486	354

Carrying amount of debt host contract	$-	$91,039	$90,907
Embedded derivative liability	-	1,834	3,395

Convertible credit facility	$-	$92,873	$94,302

Less amount classified as liabilities held for sale	-	(92,873)	-

Net carrying amount of convertible credit facility	$-	$-	$94,302

The debenture was classified as held for sale within the SouthGobi disposal group from July 29, 2014 until April 23, 2015, when the Company’s interest in SouthGobi became an investment in an associated company within assets held for sale (see Note 14).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Decommissioning obligations

	December 31, 2015	December 31, 2014	January 1, 2014

Oyu Tolgoi	$104,421	$93,004	$116,254
SouthGobi	-	-	2,308

	$104,421	$93,004	$118,562

		Year Ended December 31,
		2015	2014

Opening carrying amount		$93,004	$118,562
Changes in estimates and new estimated cash flows		7,679	(29,804)
Accretion of present value discount		3,738	6,950
Transfer to assets and liabilities held for sale		-	(2,704)

		$104,421	$93,004

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $230.6 million have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2014 – 2.0%, January 1, 2014 – 2.0%).

17.	Income taxes

(a)	Tax expense / (benefit)

	Year Ended December 31,
	2015	2014

Current (i)	$68,440	$19,938

Deferred
Temporary differences related to accrued interest (ii)	$(165,000)	$-
Withholding taxes (iii)	(69,526)	31,063

	$(234,526)	$31,063

Net income statement (benefit) expense for income taxes	$(166,086)	$51,001

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

17.	Income taxes (continued)

(a)	Tax expense / (benefit) (continued)

(i)	Current taxes

In 2015, a cash payment of $65.8 million was made in respect of withholding tax, in addition to other current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax either on or immediately prior to settlement.

(ii)	Deferred tax asset recognized in 2015

A deferred tax asset of $165.0 million (2014: nil) has been recognized at December 31, 2015, in relation to accrued but unpaid interest expense following a reassessment of recoverability. The interest expense is tax deductible when paid; tax losses are subject to an eight year carry-forward limit. Deferred tax arising on unpaid interest expense accrued at December 31, 2015 has been recognized to the extent that recovery is considered probable. Recognition of this deferred tax includes adjustments to previously unrecognized amounts and is based on Oyu Tolgoi LLC’s income tax rate in Mongolia.

(iii)	Withholding taxes

Withholding tax is accrued and recognized within deferred tax liabilities. Following agreement with the Government of Mongolia in 2015, adjustments were made to prior period withholding tax obligations in order to reflect them in proportion to Turquoise Hill’s 66% ownership of Oyu Tolgoi LLC. Deferred tax liabilities for withholding taxes are reclassified to current tax either on or immediately prior to settlement.

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2015	2014

Income from continuing operations before taxes	$138,720	$108,280
Tax payable at Canadian combined federal and provincial income tax rate (26%)	36,067	28,153
Tax effect of:
Change in deferred tax not recognized	(126,683)	73,023
Difference in tax rates in foreign jurisdictions	(112,973)	(115,477)
Withholding taxes	30,694	48,396
Non deductible amounts / other	6,809	16,906

	$(166,086)	$51,001

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

17.	Income taxes (continued)

(c)	Temporary differences giving rise to deferred income tax assets and liabilities

	December 31, 2015	December 31, 2014	January 1, 2014

Deferred tax assets: accrued interest	$165,000	$-	$-
Deferred tax liabilities: withholding tax (i)	(52,916)	(122,820)	(91,380)

	$112,084	$(122,820)	$(91,380)

(i)	Recognized deferred tax liabilities of $52.9 million (2014: nil) are expected to reverse within a year from the balance sheet date.

(d)	Deferred tax assets not recognized

At December 31, 2015, the Company has $772.2 million of losses carried forward as a result of the Oyu Tolgoi copper mine operations; the losses were generated in 2012 and 2013 and expire in 2020 and 2021. In addition, the Company has $433.1 million of Canadian federal net operating losses carried forward that expire between 2032 and 2035, and $541.2 million of Canadian capital losses carried forward. Deferred tax assets arising from these amounts have not been recognized as recovery is not considered probable.

At December 31, 2015, the Company has not recognized $514.0 million of potential deferred tax assets in jurisdictions where the ability to utilize losses is not probable. In addition, the Company has generated $856.7 million of investment tax credits; no deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination.

(e)	Deferred tax liabilities not recognized

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2015, there were no unremitted earnings for which deferred tax liabilities had not been recognized (2014: nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Share capital

	Year Ended December 31, 2015
	Number of Common Shares	Amount

Balances, January 1, 2015	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	15,672	62

Balances, December 31, 2015	2,012,314,469	$11,432,122

	Year Ended December 31, 2014
	Number of Common Shares	Amount

Balances, January 1, 2014	1,006,116,602	$9,150,621
Shares issued for:
Rights offering net of issue costs of $79,775 (c)	1,006,116,602	2,281,175
Exercise of stock options (b)	59,840	245
Share purchase plan	5,753	19

Balances, December 31, 2014	2,012,298,797	$11,432,060

(a)	Rio Tinto interests

As at December 31, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 – 50.8%, January 1, 2014 – 50.8%). The Company’s Series D and Anti-Dilution Series D Warrants (the Warrants) expired on May 22, 2015 unexercised.

The Warrants were acquired by Rio Tinto in conjunction with the 2012 Memorandum of Agreement. The Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $8.20 per common share. The Anti-Dilution Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $4.31 per common share.

(b)	Share Options

During the year ended December 31, 2015, 15,672 options were exercised, 1,972,009 options expired, no options were cancelled, no options were granted and $0.1 million was charged to operations.

(c)	2013 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

18.	Share capital (continued)

(c)	2013 Rights Offering (continued)

held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2013 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

The pro rata distribution of rights to the Company’s shareholders was accounted for as an equity instrument. Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the embedded derivative was measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as a prepaid expense in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During the year ended December 31, 2014, the Company recognized a derivative gain of $1.1 million associated with the remeasurement of the standby purchaser fee liability.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Accumulated other comprehensive income (loss)

	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized (Loss) Gain on Available For Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2015	$(4,505)	$-	$-	$(4,505)

Change in other comprehensive loss before reclassifications	(6,940)	-	-	(6,940)
Reclassifications from accumulated other comprehensive income (Note 13 (b))	11,431	-	-	11,431

Net other comprehensive income	4,491	-	-	4,491

Balance, December 31, 2015	$(14)	$-	$-	$(14)

	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized (Loss) Gain on Available For Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2014	$25,764	$(3,171)	$(246)	$22,347

Change in other comprehensive (loss) income before reclassifications	(30,534)	3,171	246	(27,117)
Reclassifications from accumulated other comprehensive income	265	-	-	265

Net other comprehensive (loss) income	(30,269)	3,171	246	(26,852)

Balance, December 31, 2014	$(4,505)	$-	$-	$(4,505)

20.	Non-controlling interests

At December 31, 2015, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(35,848)	(6,213)
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of subsidiary	(88,048)	-	(88,048)

Balance, December 31, 2015	$-	$(718,909)	$(718,909)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Non-controlling interests (continued)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2014	$171,348	$(541,511)	$(370,163)
Non-controlling interests’ share of loss	(125,263)	(141,550)	(266,813)
Non-controlling interests’ share of other comprehensive income	(246)	-	(246)
Changes in equity interests held by Turquoise Hill	10,751	-	10,751

Balance, December 31, 2014	$56,590	$(683,061)	$(626,471)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2015, the cumulative amount of such funding was $751.1 million (December 31, 2014—$751.1 million; and January 1, 2014—$751.1 million). Accrued interest of $231.1 million (December 31, 2014—$168.6 million; and January 1, 2014—$110.5 million), has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities

	Year Ended December 31,
	2015	2014

Income from continuing operations	$304,806	$57,279

Adjustments for:
Concentrate prepayment facility offsets	-	(53,826)
Depreciation and amortization	356,243	393,296
Finance items:
Interest income	(3,164)	(4,460)
Interest and accretion expense	8,354	19,899
Realized and unrealized losses on financial instruments	11,431	-
Unrealized foreign exchange losses	913	105
Inventory write downs net of reversals	103,236	25,757
Write down of carrying value of property, plant and equipment	38,341	8,170
Tax prepayment offset	60,000	80,013
Gains on sale of mineral property rights and other assets	-	(15,065)
Income and other taxes	(166,086)	46,628
Other items	779	1,881

Net change in non-cash operating working capital items:
Decrease (increase) in:
Inventories	29,444	253,040
Trade, other receivables and prepaid expenses	17,625	(22,887)
Amounts receivable from related parties	4,241	(13,980)
Increase (decrease) in:
Trade and other payables	(22,620)	(40,188)
Deferred revenue	(68,131)	33,336
Amounts payable to related parties	(18,983)	(37,136)

Cash generated from operating activities of continuing operations before interest and tax	656,429	731,862

Cash used in operating activities of discontinued operations before interest and tax	(5,911)	(13,319)

Cash generated from operating activities before interest and tax	$650,518	$718,543

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2015	2014

Investing activities
Tax prepayment (Note 13)	$60,000	$80,013
Change in accounts payable and accrued liabilities related to property, plant and equipment (Note 12)	20,044	(113,626)

Financing activities
Repayment of credit facility	$-	$(53,826)

22.	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings (loss) per share calculation due to anti-dilution are as follows:

	Year Ended December 31,
	2015	2014

Options	1,384,103	3,742,974
Series D warrants	-	74,247,460
Anti-diultive Series D warrants	-	74,247,460

	1,384,103	152,237,894

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties

(a)	Related party transactions with Rio Tinto

As at December 31, 2015, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2014 and January 1, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with, amounts due from, and amounts payable to a Rio Tinto entity or entities (“Rio Tinto”). Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	December 31, 2015	December 31, 2014	January 1, 2014

Cash equivalents (i)	$740,537	$711,468	$-
Due from related parties	3,623	7,864	5,070
Payable to related parties:
Management service payments (ii)	(5,972)	(7,729)	(100,569)
Cost recoveries (iii)	(28,829)	(46,055)	(75,237)
Standby purchaser fee	-	-	(71,886)
Interest payable on long-term debt	-	-	(13,530)
Interim funding facility (Note 15)	-	-	(1,789,787)
New bridge facility (Note 15)	-	-	(339,475)

	$709,359	$665,548	$(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2015	2014

Interest income on cash and cash equivalents (i)	$1,393	$29
Cost recoveries - Turquoise Hill	3,723	4,017

Financing costs:
Commitment fees (iv)	-	(224)
Interest expense (iv)	-	(4,903)
Management services payment (ii)	(24,054)	(27,745)
Cost recoveries - Rio Tinto (iii)	(49,322)	(78,630)

	$(68,260)	$(107,456)

(i)	In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2015, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $740.5 million, earning interest at rates equivalent to those offered by financial institutions.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the UDP signed on May 18, 2015, is 1.5% for Underground capital costs.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

Turquoise Hill has entered into a number of transactions with Rio Tinto in relation to the Oyu Tolgoi signing of project finance on December 14, 2015; refer to Note 15 for information relating to these arrangements.

(b) Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Year Ended December 31,
	2015	2014

SouthGobi - from April 23, 2015 to November 30, 2015 (i)	$436	$-

	$436	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Related parties (continued)

(b)	Related party transactions with SouthGobi (continued)

The above noted transactions were in the normal course of operations and measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

(i)

SouthGobi became an investment in a company subject to significant influence on April 23, 2015 (see Note 14 for further information); prior to this SouthGobi was a consolidated subsidiary of Turquoise Hill and transactions between the Company and SouthGobi were eliminated upon consolidation.

On November 30, 2015, the Company’s ownership reduced to 19.9% (Note 14). From this point, SouthGobi ceased to be an investment in an associate and became an available for sale investment recorded within financial assets. Transactions occurring from April 23, 2015 to November 30, 2015 between the Company and SouthGobi are disclosed as related party transactions.

24. Commitments and contingencies

(a) Project finance fee commitments

At December 31, 2015, the Company had commitments for $24.4 million of project finance fees that will be incurred in 2016 (see Note 15).

(b) Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at December 31, 2015:

	Year Ended December 31,
	2015	2014

Less than one year	$120,196	$210,997
1 to 5 years	60,123	206,324
More than 5 years	-	-

	$180,319	$417,321

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25. Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available for sale investments	$18,902	$17,579	$1,323	$-

	$18,902	$17,579	$1,323	$-

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available for sale investments	$34,325	$22,215	$12,110	$-

	$34,325	$22,215	$12,110	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

	Fair Value at January 1, 2014
	Total	Level 1	Level 2	Level 3
Assets:
Available for sale investments	$70,254	$30,899	$39,355	$-

Mongolian treasury bill	109,294	-	-	109,294

	$179,548	$30,899	$39,355	$109,294

Liabilities:
Payable to related parties	$71,886	$-	$71,886	$-

	$71,886	$-	$71,886	$-

The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices. Available for sale investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices.

(a)	Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks, since in the opinion of management, the potential exposure is not significant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash and cash equivalent balances available to meet its anticipated operational needs. Liquidity requirements are managed based upon expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. At December 31, 2015, the Company’s trade and other payables were $166.8 million all of which are due for payment within twelve months. In addition, the Company has a capital lease payable of $13.6 million.

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company does not have a material exposure to foreign exchange risk since the amount of financial instruments not denominated in U.S. dollar is insignificant; other foreign exchange risk arises primarily with respect to operating costs that are incurred in non-U.S. dollar local currencies and to its cash and cash equivalents that are not held in U.S. dollars.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

(a)	Financial risk management (continued)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks, other financial institutions and Rio Tinto, other short term liquid investments and other financial instruments. The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum exposure to credit risk at December 31, 2015 is the carrying value of its cash and cash equivalents and its trade and other receivables.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Certain products are “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. Revenue is recognized on provisionally priced sales based on estimates of fair value of the consideration receivable which is based upon forward market prices. At each reporting date, the provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The marking to market of provisionally priced sales contracts is classified as a component of sales revenue.

(b)	Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25.	Financial instruments and fair value measurements (continued)

(b)	Capital risk management (continued)

The Company considers its capital to be share capital and cash and cash equivalents. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company ensures that there is sufficient cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

26.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Financial Officer, and Vice President, Operations and Development, in respect of employee services is as follows:

	Year Ended December 31,
	2015	2014

Salaries, director fees and other short term benefits	$2,252	$4,285
Post-employment benefits	82	168
Share based payment	650	990

	$2,984	$5,443

27.	First time adoption of IFRS

These are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in Note 2 have been consistently applied in preparing consolidated financial statements for the year ended December 31, 2015, and in the preparation of an opening IFRS statement of financial position at January 1, 2014 (the “Transition Date”).

In preparing its opening IFRS statement of financial position, Turquoise Hill has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

Changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows; however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, Turquoise Hill has applied IFRS on a retrospective basis, subject to the following relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	First time adoption of IFRS (continued)

Turquoise Hill has applied the following mandatory exceptions in its first IFRS financial statements:

(a)	Estimates

IFRS 1 provides that estimates in accordance with IFRS at the date of transition shall be consistent with estimates made in accordance with previous GAAP (after adjustment to reflect differences in accounting policies), unless there is objective evidence those estimates were in error. There were no adjustments made to previous GAAP estimates.

(b)	Non-controlling interests (NCI)

IFRS 1 provides that the following requirements be applied prospectively from the date of transition:

(i)	The requirement that total comprehensive income (loss) is attributed to owners of the parent and non-controlling interests even if this results in NCI having a deficit balance;

(ii)	The requirements for changes in the parent’s ownership interest that do not result in a loss of control; and

(iii)	The requirements for accounting for a loss of control over a subsidiary and the related requirements of IFRS 5 Non-current Assets Held-For-Sale and Discontinued Operations.

In accordance with IFRS 1, Turquoise Hill has applied the following voluntary exemptions in the conversion from its previous GAAP to IFRS.

(a)	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, prospectively from the Transition Date or from a specific date prior to the Transition Date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the Transition Date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its Transition Date. As a result, business combinations occurring prior to the Transition Date have not been restated.

(b)	Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, Share-based Payment, to equity instruments granted after November 7, 2002 that vested before the date of transition to IFRS. The Company has elected to apply the exemption and, as a result, has not recalculated the impact on any share based payments that have vested at the Transition Date.

(c)	Exemption for borrowing costs

IFRS 1 allows a first time adopter to apply the transitional provisions set out in IAS 23, Borrowing Costs. The Company has elected to apply IAS 23 prospectively from the Transition Date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	First time adoption of IFRS (continued)

(d)	Exemption for assets and liabilities of subsidiaries, associates and joint ventures

The Company became a first-time adopter of IFRS after its subsidiaries, Oyu Tolgoi and SouthGobi, and is therefore required to measure the assets and liabilities of Oyu Tolgoi and SouthGobi at the same carrying amounts as in the subsidiaries’ own financial statements, after adjusting for consolidation accounting adjustments and differences in accounting policy. Where an asset is affected by policy differences between the Company and its subsidiaries, the Company has applied relevant IFRS 1 voluntary exemptions described elsewhere in this note.

The Company also became a first-time adopter after its controlling shareholder, Rio Tinto; however, IFRS 1 allows a first time adopter that adopts IFRS later than its parent to measure assets and liabilities in its financial statements at either:

(i)

the carrying amounts included in the parent’s consolidated financial statements, based on the parent’s IFRS transition date, if no adjustments were made for consolidation procedures and effects of the business combination in which the parent acquired the subsidiary; or

(ii)

the carrying amounts based on the Company’s own transition date, which could differ from (i) when exemptions result in measurements that depend on transition date or when accounting policies used differ from those used by the parent.

The Company has elected to use the carrying value of its assets and liabilities based upon its Transition Date and has not recorded assets and liabilities in its financial statements based on transition date elections made by Rio Tinto.

(e)	Exemption for compound financial instruments

IFRS 1 allows a first time adopter to not reassess the split of a compound financial instrument at inception into its separate liability and equity components when the liability component is no longer outstanding. The Company has elected to take this exemption with respect to financial instruments no longer outstanding at the Transition Date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	First time adoption of IFRS (continued)

(e)	Exemption for compound financial instruments (continued)

The Company has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

Reconciliation of equity		December 31, 2014	January 1, 2014
	Note

Equity under U.S. GAAP		$7,576,725	$4,578,086
IFRS adjustments to equity:
Non-current inventories	a	(110,330)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	b	42,395	9,442
Deferred stripping costs (SouthGobi)	b	-	96,063
Available for sale equity investments	c	873	14,331
Loans receivable	d	4,509	13,024
Decommissioning obligations	e	(1,703)	(1,614)
Income taxes	f	-	4,547
Rights offering	g	-	928,280
Consolidation and classification of SouthGobi	h	55,986	-
Other		10	735

Total IFRS adjustments to equity		$(8,260)	$960,916

Total equity under IFRS		$7,568,465	$5,539,002

Reconciliation of total comprehensive loss		Year Ended December 31, 2014
	Note

Comprehensive loss under U.S. GAAP		$(208,884)
IFRS adjustments to income (loss):
Non-current inventories	a	(6,439)
Deferred stripping costs	b	37,234
Decommissioning obligations	e	953
Income taxes	f	(10,087)
Rights offering	g	34,034
Consolidation and classification of SouthGobi	h	(99,758)
Other		2,398
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	c	(13,458)
Loans receivable	d	(8,514)
Income taxes	f	5,539

Total IFRS adjustments to comprehensive loss		$(58,098)

Comprehensive loss under IFRS		$(266,982)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	First time adoption of IFRS (continued)

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2.

(a) Non-current inventories

Under US GAAP, the Company valued copper-gold stockpiles expected to be processed and sold in greater than one year at the lower of weighted average cost and undiscounted net realizable value. Under IFRS, the Company has elected to value inventory at the lower of cost and net realizable value, calculated on a discounted cash flow basis when the inventory is expected to be sold in greater than one year.

(b) Deferred stripping costs

Under US GAAP, production phase stripping costs for open pit mines are treated as current production costs. Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit.

(c) Available for sale equity investment - Ivanhoe Mines Ltd.

Under US GAAP, the Company’s investment in Class A common shares of Ivanhoe Mines Ltd., including those which were restricted from trading for less than a year, were accounted for as an available for sale investment. Class A common shares restricted for over a year were accounted for using the cost method. Under IFRS, all Class A common shares of Ivanhoe Mines Ltd. are accounted for as available for sale investments.

(d) Loans and receivables - Mongolian Tax Prepayments

Under US GAAP, the Company treated the tax prepayments as available for sale financial assets. Under IFRS, the Company has classified these prepayments as loan receivables and carries them at amortized cost, reduced by amounts applied to tax prepayments.

(e) Decommissioning Obligations

Under US GAAP, provisions for decommissioning obligations are discounted using a credit-adjusted risk-free rate for the entity and the liability is remeasured only for changes to the estimated cash flows. Under IFRS, provisions for decommissioning obligations are discounted using a discount rate that reflects the specific risks of the liability but excludes the entity’s own credit risk. The entire provision is remeasured each reporting period, reflecting changes in risk-free discount rates where applicable and estimated cash flows.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

27.	First time adoption of IFRS (continued)

(f) Income Taxes

Under IFRS, deferred taxes are not recognized upon the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transition, affects neither accounting profit nor taxable profit. This exception to the recognition of deferred taxes does not exist under US GAAP. Accordingly, deferred taxes arising from such items have been derecognized upon the adoption of IFRS.

(g) Rights Offering

Under US GAAP, the Company recognized a derivative financial liability for the 2013 rights offering because the rights included a foreign currency option, as each holder was able to elect to exercise its rights in US or Canadian dollars. Under US GAAP, changes in the fair value of the derivative financial liability were recorded in the statement of operations. Under IFRS, the Company has recorded these rights as an equity instrument and therefore no derivative has been recorded.

(h) Consolidation and classification of SouthGobi

Under US GAAP, the Company classified SouthGobi as held for sale and a discontinued operation during the three months ended September 30, 2014 and as a result restated previous periods presented to reflect the classification as held for sale and a discontinued operation. Following completion of a private placement by SouthGobi on December 3, 2014, Turquoise Hill’s ownership fell to 47.9% and the Company classified SouthGobi as an investment subject to significant influence and no longer consolidated. The Company’s investment in SouthGobi at December 31, 2014 was recognized at fair value as an investment within non-current assets held for sale in the Company’s consolidated balance sheet.

Under IFRS, the Company determined that at the time of the private placement on December 3, 2014 and at December 31, 2014, although the Company did not have the majority of voting rights, the Company concluded that, considering the size and dispersion of other vote holders, it continued to retain the de facto ability to direct the relevant activities of SouthGobi and accordingly continued to consolidate SouthGobi in the Company’s consolidated financial statements as held for sale and discontinued operations. Under IFRS, the assets and liabilities of SouthGobi are not reclassified as held for sale in comparative information for periods ending before the classification as held for sale on July 29, 2014.